Exhibit (b)(2)

SUMMARY OF FINANCING TERMS

This Summary of Financing Terms is for the senior credit facility relating to the proposed indirect acquisition by Shiseido Company, Limited described herein.

Borrower:	Shiseido Company, Limited (the Borrower)

Lender:	Mizuho Bank, Ltd. (the Lender)

Borrower’s US Subsidiary:	Shiseido Americas Corp (the Borrower’s US Subsidiary)

Offeror’s Parent Company:	Blush Holdings, LLC (the Offeror’s Parent Company)

Offeror:	Blush Acquisition Corporation (the Offeror)

Target:	Bare Escentuals, Inc. (the Target)

Related Parties:	Borrower, Borrower’s US Subsidiary, Offeror’s Parent Company, Offeror and Target

Amount of Facility:	Up to JPY190 billion. Provided, however that if the total amount of funds necessary for the acquisition of the shares in Target is reduced as a result, among others, of the tender offer price being reduced, then the aggregate amount of the facility shall be reduced in an amount equal to such reduction.

Type of Loan Agreement:	Agreement on Overdraft in Special Current Account (touza kashikoshi) (the Loan Agreement)

Use of Proceeds:	To fund the acquisition of the Target by the Offeror and its payment of costs related to the acquisition and to refinance the existing debts of the Target.

Maturity Date:	The date that is 364 days after the date of the Loan Agreement.

Repayment:	The principal of the Loan shall be repaid in one installment on the Maturity Date.

Interest Rate:	Japanese Yen TIBOR (1 month) plus 50bps per annum, payable monthly.

Arrangement Fee:	Arrangement Fee shall be payable as separately agreed with the Lender.

Representations and Warranties:	Representations and warranties which are usual and customary for a facility of this nature and others to be agreed from the existing financing provided to the Borrower by the Lender.

Collateral and Guarantee:	No collateral or guarantee.

Covenants:	The Borrower shall comply at its own expense with the covenants set forth below and other covenants to be agreed from the existing financing provided to the Borrower by the Lender, until all debts of the Borrower under the Loan Agreement are repaid;

1. The Target shall repay its existing financial debts,

2. No Related Party shall incur financial debt in case where such obligation will cause a material adverse effect on the Related Parties,

3. No Related Party shall establish security interest to secure obligations owed by any third parties including the Related Parties,

4.     The amount of net assets of the Borrower at the end of each fiscal year shall not fall below 75% of the net assets at the end of the previous fiscal year, in each case calculated on a consolidated basis,

5. The Borrower shall maintain an unsecured long term debt rating of Baa3 or higher,

6. The Borrower shall provide its consolidated financial statements and other reports,

7. The Borrower shall hold 100% of its voting rights of the Borrower’s US Subsidiary,

8. The voting rights of the Offeror’s Parent Company held by the Borrower’s US Subsidiary shall not fall below 100%,

9.     The voting rights of the Offeror held by the Offeror’s Parent Company shall not fall below 100% before the merger between the Offeror and the Target (the Merger), and the voting rights of the Target held by the Offeror’s Parent Company shall not fall below 90% after the Merger,

10. After the closing of the Tender Offer and before the Merger, the voting rights of the Target held by the Offeror shall be more than 50%,

11. The person(s) as agreed by the Lender and the Borrower shall continue to act as an officer of the Target, unless such person(s) otherwise resigns or is dismissed with reasonable cause,

12. No Related Party shall engage in any commercial relationship with any antisocial group.

Events of Default:	The Loan Agreement will contain such events of default which are usual and customary for a facility of this nature and others to be agreed from the existing financing provided to the Borrower by the Lender.

Conditions Precedent to the Loan:	The terms and conditions set forth below and other conditions precedent to loan disbursement which are usual and customary for a facility of this nature and others to be agreed from the existing financing provided to the Borrower by the Lender shall be satisfied prior to an advance of a Loan;

1. The Offeror is duly established in accordance with applicable laws and is validly existing,

2. Berkshire Partners LLC, the Borrower and the Offeror have entered into a shareholder support agreement,

3. The Lender has, in consultation with the Borrower, reasonably confirmed that the Offeror will acquire more than 50% of the voting rights of the Target after the Tender Offer is completed,

4. The board of directors of the Target has adopted a resolution in favor of the Tender Offer,

5.     The procedures of the Tender Offer have been implemented in accordance with applicable laws in all material respects, it is reasonably likely that the Offeror will accept shares for purchase pursuant to the Tender Offer thereunder and it is reasonably likely that the Borrower will not waive any material condition to the Tender Offer,

6. The person(s) as agreed by the Lender and the Borrower is an officer of the Target unless such person(s) otherwise resigns or is dismissed with reasonable cause,

7.     The Lender confirms that any material adverse change to the financial condition of the Related Parties has not occurred from the date the Commitment Letter was delivered to the Borrower and at the date of the drawdown notice.

Prepayments:	Unless otherwise provided in the following, prepayment of the Loan shall not be made.

1. Voluntary Prepayments

         If the Borrower notifies to the Lender in writing no later than five (5) business days prior to the prepayment date, then the Borrower can make prepayment of all or part of the Loan. In case where the prepayment date does not fall on interest payment date, the Borrower shall pay break funding costs, if any, as calculated by the Lender.

2. Mandatory Prepayment

         If any of the events as set forth below (and other mandatory prepayment events usual and customary for a facility of this nature and others to be agreed from the existing financing provided to the Borrower by the Lender) occur, then the Borrower shall make prepayment of the Loan;

         (i)   Termination of Tender Offer: If Borrower terminates the Tender Offer without purchasing shares thereunder, the Borrower shall make a prepayment in an amount equal to the outstanding amount of the Loan,

(ii) Asset Sales: If any shares in the Target are sold or otherwise disposed, then the Borrower shall make prepayment in an amount equal to 100% of the net cash proceeds of such sale or disposition.

Governing Law:	Laws of Japan

Jurisdiction:	Tokyo District Court

Expenses:	Any reasonable costs incurred by the Lender in connection with the preparation and any revision or amendment of the Loan Agreement, stamp duties, any other similar taxes and public charges and professional expenses shall be borne by the Borrower.

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